Exhibit 99.

For Immediate Release

For Details Contact:

Ed Richardson                                                  Dario Sacomani

Chairman and Chief Executive Officer          Senior Vice President and

Richardson Electronics, Ltd.                          Chief Financial Officer

Phone:  (630) 208-2340                                     Richardson Electronics, Ltd.

E-mail:  info@rell.com

Richardson to Amend Financial Statements

LaFox, IL, Tuesday January 13, 2004:  Richardson Electronics, Ltd.  (NASDAQ: RELL) previously disclosed in its December 18, 2003 press release an accounting error that affected reported interest expense for the prior seven quarters in the aggregate amount of $0.7 million.  As a result, the Company will amend its Forms 10-K for fiscal 2002 and 2003 and Form 10-Q for fiscal first quarter of 2004 to correct the accounting error.  Richardson’s Form 10-Q for its fiscal second quarter of 2004 will be filed today and will reflect the correction of the error as a restatement of these prior periods.  The restatement will increase diluted earnings per share to $0.15 for the second quarter of 2004 versus the $0.11 published in the December 18, 2003 earnings release.

“After further evaluation with our independent auditors, we determined that it was more appropriate to report the expense in the period in which it was incurred as opposed to reporting the correction in the most current quarter,” said Dario Sacomani, Senior Vice President and Chief Financial Officer.

The Company is in the process of filing amended Forms 10-K for fiscal 2002 and 2003 and Form 10-Q for fiscal first quarter of 2004.  A reconciliation of reported net income (loss) to amended net income (loss) including the additional interest expense for the affected quarters is provided in the following table:

(in thousands, except per share amounts)	2004	2003				2002

	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr

Reported net income (loss)	$506.0	$(11,163.0)	$(5.0)	$1,190.0	$(17,578.0)	$(9,075.0)	$(2,743.0)
Additional interest expense	(113.9)	(107.6)	(96.8)	(112.1)	(118.3)	(108.9)	(80.2)

Amended net income (loss)	$392.1	$(11,270.6)	$(101.8)	$1,077.9	$(17,696.3)	$(9,183.9)	$(2,823.2)

Reported basic and diluted income (loss) per share	$0.04	$(0.81)	$-	$0.09	$(1.28)	$(0.66)	$(0.20)
Additional interest expense	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Amended basic and diluted net income (loss) per share	$0.03	$(0.82)	$(0.01)	$0.08	$(1.29)	$(0.67)	$(0.21)

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “engineered solutions,” serving the RF and wireless communications, industrial power conversion, security and display systems markets.  The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics.  Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.